Exhibit 21.1

Subsidiaries of HubSpot, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
HubSpot Asia Pte. Ltd.	Singapore
HubSpot Australia Pty Ltd HubSpot Canada Inc.	Australia Canada

HubSpot France S.A.S.

HubSpot Germany GmbH

HubSpot Ireland Limited

HubSpot Japan K.K.

HubSpot Latin America S.A.S.

HubSpot Sweden, a filial of HubSpot Ireland Limited

HubSpot UK Holdings Limited

PieSync NV

France Germany Ireland Japan Colombia Sweden United Kingdom Belgium